Exhibit 99.1

Exhibit 1

Bpifrance Participations S.A. (“Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds. Bpifrance is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. Caisse des Dépots et Consignations, a French special public entity (établissement special) and EPIC Bpifrance, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. Caisse des Dépôts et Consignations (“CDC”) is principally engaged in the business of long-term investments. CDC holds Orange shares directly for its own account (14,764,102 or 0.6%) and directly through its Direction des Fonds d’Epargne (30,000,000 or 1.1%).

On February 18, 2016, Bpifrance and the French Republic entered into a shareholders’ agreement to act jointly with respect to their Orange shares. This agreement replaced the previous shareholders’ agreement signed between the same parties on December 24, 2012, itself replacing a previous shareholder’s agreement signed between the same parties on November 25, 2009.

The shareholders’ agreement stipulates that the parties will:

•                  consult each other on the vote of Shareholders’ Meetings resolutions, i.e. commit to exchange their respective views and seek a common position on the resolutions, without being under obligation to reach a common position;

•                  consult each other on the form (within the meaning of Article L. 228-1 of the Commercial Code) of their Orange securities.

The agreement is concluded for two years, and can be extended by tacit renewal for two year periods.